Cecily Brown: why we buy our most-exited artist

Inbox

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Sam,

Yesterday we launched our 15th offering featuring Cecily Brown. We've successfully exited 5 of those offerings, returning $10.2 million back to investors (including return of principal).

Why have we bought so extensively into her market?

Some of the headlines she's garnered recently might explain why:


The New York Times
I Was Wrong About Cecily Brown
Cecily Brown at the Metropolitan Museum review – guts, gore and the passage of time
Why Cecily Brown's Lush Paintings Have Eternal Market Appeal
artnet
How Many Living Women Artists Have Gotten a Career-Defining Survey at the Met? The Answer Will Surprise You
The Guardian
Cecily Brown: the British painter with the New York art world at her feet
CECILY BROWN'S ATTEMPT TO MAKE IMPOSSIBLE ART

Her 2023 Met Museum show was a hit, and her market grew considerably—she finished the year with record auction turnover of $46 million, beating big names like Banksy and Keith Haring.

Our latest offering featuring Brown is available at an offering size below our internal fair market appraised value (May '24)*, making it a potentially prime opportunity to get in on this market star at an attractive price.


~14.3% Below Appraised Value

Invest here and view the offering circular below.

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

Previous exits were not included in set of similar sales to the Live Offering which comprise paintings by Cecily Brown with the following criteria: Works on canvas created since 2000 that measure between 17 inches by 20 inches and 50 inches by 50 inches, excluding works that are stylistically different and works that are overtly figurative, as well as The Fox and Geese (2008-2011), Unfurl the Flag (2013) and Bend Sinister (2002) for differences in quality.

*On May 31, 2024, the Painting was appraised by Masterworks at a fair market value of $1,750,000. The fair market value appraisal, a copy of which is filed as Exhibit 99.2 to the offering statement, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. Valuation of unique art objects requires a high degree of subjectivity, so while the Company acknowledges that a sale at a public auction is one of the strongest indicators of value, it is not the only piece of information that should be taken into account. Unlike an auction for homogenous commodities with a deep demand base, the market for fine art is far more nuanced and inefficient. The Company believes that it is typical for a buyer to overpay or underpay for an item relative to its fair market value depending on a variety of factors, where a single event can have a significant impact on supply and demand. This is the case because the art market is characterized by a limited number of potential buyers, particularly for items as valuable as the Artwork. Therefore, the singularity of each item, the timing and location of particular sales, and global economic conditions, may all significantly influence the outcome of a sale. The appraisal itself contains valuable information for potential investors, including a description of the methodology and specific attributes of the Artwork considered by Masterworks to be meaningful in the determination of fair market value. Notwithstanding the foregoing, investors should not place undue emphasis on the appraised value. For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in the offering circular.